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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~48461~~ 48270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James River Securities Corp. & Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Broad Street Road
(No. and Street)

Manakin-Sabot (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520 (Address) Richmond (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FOR OFFICIAL USE ONLY
MAR 04 2014 Washington, DC 124

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Laura McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securites Corp, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

MARY LEE MUSE
NOTARY PUBLIC
REG. #7111855
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES FEBRUARY 28, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James River Securities Corp. and Subsidiary

Consolidated Financial Report

December 31, 2013

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

James River Securities Corp

58 Broad Street Road
Manakin-Sabot, VA 23103
(804) 578-4500

February 26, 2014

James River Securities Corp., a registered futures commission merchant, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2013. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Laura P. McGrath
President

Contents

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Auditor's Report

To the Stockholders
James River Securities Corp.
Manakin-Sabot, Virginia

We have audited the accompanying financial statements of James River Securities Corp. which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The 2012 financial statements of James River Securities Corp. were audited by other auditors whose report dated February 14, 2013 expressed an unmodified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

Richmond, Virginia
February 26, 2014

James River Securities Corp. and Subsidiary

Consolidated Statements Of Financial Condition

December 31, 2013 And 2012

Assets	2013	2012
Cash	$ **160,536**	$ 179,134
Fees Receivable	**16,888**	5,496
Prepaid Expenses	**1,367**	417
Total assets	$ **178,791**	$ 185,047
Liabilities And Stockholders' Equity		
Current Liabilities		
Accrued expenses	$ **12,707**	$ 4,065
Stockholders' Equity		
Common stock, $1.00 par value, 1,000 shares authorized and outstanding	**1,000**	1,000
Paid-in capital	**1,924,000**	1,824,000
Retained earnings (deficit)	**(1,758,916)**	(1,644,018)
Total stockholders' equity	**166,084**	180,982
Total liabilities and stockholders' equity	$ **178,791**	$ 185,047

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Operations

Years Ended December 31, 2013 And 2012

	2013	2012
Revenues		
Trailing Fee Revenue	$ 9,641	$ 5,836
Incentive Fees	14,443	3,476
Total revenues	24,084	9,312
Expenses		
Selling Fee Expense	17,477	5,531
Administrative fees	105,816	105,816
Professional fees	9,357	11,984
Other expenses	6,332	6,598
Total expenses	138,982	129,929
Net loss	$ (114,898)	$ (120,617)

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Changes In Stockholders' Equity

Years Ended December 31, 2013 And 2012

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2012	$1,000	$1,624,000	$(1,523,401)	$101,599
Capital contributions	–	200,000	–	200,000
Net loss	–	–	(120,617)	(120,617)
Balance at December 31, 2012	1,000	1,824,000	(1,644,018)	180,982
Capital contributions	–	100,000	–	100,000
Net loss	–	–	(114,898)	(114,898)
Balance at December 31, 2013	$1,000	$1,924,000	$(1,758,916)	$166,084

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Cash Flows

Years Ended December 31, 2013 And 2012

	2013	2012
Cash Flows From Operating Activities		
Net loss	**$(114,898)**	$(120,617)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Fees Receivable	**(12,342)**	(5,913)
Accrued expenses	**8,642**	2,871
Net cash used in operating activities	**(118,598)**	(123,659)
Cash Flows From Financing Activities		
Contributions from stockholders	**100,000**	200,000
Net cash provided by financing activities	**100,000**	200,000
Net increase (decrease) in cash	**(18,598)**	76,341
Cash, beginning of year	**179,134**	102,793
Cash, end of year	**$ 160,536**	$179,134

See Notes To Consolidated Financial Statements.

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. and subsidiary (the Company) operates in Virginia as an introducing broker-dealer. James River Securities Corp.'s wholly owned subsidiary, James River Insurance Agency LLC, is licensed with the Commonwealth of Virginia's Bureau of Insurance to solicit, negotiate, effect or procure variable life insurance and variable annuities; however, it has not engaged in these activities during the years ended December 31, 2013 and 2012. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to real estate investment trusts, involving either public offerings or private placements.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

Method of reporting: The consolidated financial statements include the accounts of James River Securities Corp. and its wholly owned subsidiary. All material inter-company accounts and transactions are eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

The Company follows principles generally accepted in the United States of America (GAAP).

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trailing revenue and expenses: The Company has ongoing revenue earned from previous placement transactions (Trailing Fees) that is recognized as earned on the terms of the underlying placement agreements, which are based on the net asset values of the private placement investments and may also include a component based on performance. Trailing Fees are recorded when earned. Trailing Fees are amounts paid to registered representatives of the Company based on a percentage of the fee revenue generated.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the consolidated statements of operations.

Note 2. Related Party Transactions

The Company has no paid employees. The Company is charged an administrative fee by a related entity, James River Financial Corp (JRFC). The fee is based on an estimation of the administrative services to be rendered, is reviewed periodically and may be changed as determined appropriate by mutual consent of JRFC and the Company. The total administrative fee paid by the Company was $105,816 for each of the years ended December 31, 2013 and 2012.

Note 3. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under Section 5 of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying consolidated financial statements.

Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. Generally, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2013, the Company had net capital of $160,536 which was $110,536 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.08 to 1.

Schedule I – Computation Of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2013

Net Capital	
Stockholders' Equity	$166,084
Nonallowable assets	
Commissions receivable	(4,181)
Prepaid expenses and other assets	(1,367)
Total nonallowable assets	(5,548)
Net capital	$160,536
Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 12,707
Computation of Basic Net Capital Requirements	
Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$110,536
Ratio of aggregate indebtedness to net capital	0.08 to 1

Statement Pursuant to Rule 17a-5(d)(4): There are no material differences between the above computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013 and pursuant to CFTC Rule 1.17.

Independent Auditor's Report on Internal Control

To the Stockholders
James River Securities Corp.
Manakin-Sabot, Virginia

In planning and performing our audit of the financial statements of James River Securities Corp. for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance,

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Richmond, Virginia
February 26, 2014